EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

The following discussion and analysis of the operations, results and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated April 30, 2012 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) and unless otherwise cited, references to dollar amounts are Canadian dollars. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Description

Founded in 1968, Avino’s principal business activities are the exploration and development of mineral properties. The Company holds an 99.28% equity interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”), a Mexican corporation which owns the Avino Property, located in the state of Durango, Mexico (“Avino Mine”). The Company also holds mineral claims in the Yukon and British Columbia, Canada.

Avino is a reporting issuer in British Columbia and Alberta, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol ASM, on the OTCBB under the symbol ASGMF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV6.  In November 2006, the Company’s listing on the TSX Ventures Exchange was elevated to Tier 1 status. Most recently, the Company listed on the New York – Amex Stock Exchange under the symbol “ASM”.

Overall Performance and Outlook

Avino Mine Property near Durango, Mexico

In 2011, considerable progress was made towards our goal of becoming a major silver producer.  We completed a 10,000 tonne bulk sample on the newly developed San Gonzalo zone which led to a positive result. We are currently developing the area to support a full time 250 tonne per day operation.

In early 2012 we signed a new agreement that once again allows us to mine the main Avino vein, the company’s principle supply of ore during its previous 27 year operating run ending in 2001.

Also in 2012, Avino received a new preliminary economic assessment (“PEA”) on the tailings resource left from our past mining operation.  The PEA yielded very encouraging results, Avino is currently moving ahead with the suggestions made in the study to bring the resource towards production.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Summary of Significant Events

San Gonzalo Bulk Sample Program Complete

In 2011, the main focus of the Company was to conduct a 10,000 tonne bulk sample program to firm up the grade and the metallurgy of the newly developed San Gonzalo deposit In July, the results from the 10,000 tonne bulk sample program at San Gonzalo were announced.  The bulk sample was intended to allow the Company to assess the economics of the zone by confirming mineral grades obtained through earlier diamond drilling.  The results were released after a comprehensive review of the data and discussions with Wardrop, A Tetra Tech Company. The bulk sample program was completed during the first quarter of 2011 and the Company sold 188 tonnes of the San Gonzales bulk concentrate for net proceeds of $1,853,879. The Company is currently negotiating a contract for the sale of the balance of the concentrate.

The results are based on the metallurgical balance provided below:

	Weight	Assay (g/t)		Contents (kg)		Contents (oz’s)		Recovery (%)
	Tonnes	Au	Ag	Au	Ag	Au	Ag	Au	Ag
Feed	10,519*	0.9	261	9.35	2,746.75	300.9	88,311.7	100	100
Concentrate	232	23.8*	8,998*	5.52	2,087.53	177.5	67,116.9	59	76
Tail	10,287	0.4	64	3.83	659.22	123.4	21,194.8	41	24

*These figures have been reconciled to the weighed feed tonnage and the final concentrate assays of the paid shipment. They also have been rounded for clarity.

The overall bulk sample feed grade was 261g/t Ag and 0.9g/t Au. Silver and gold recoveries were 76% and 59% respectively and 232 dry tonnes of flotation concentrate were produced of which 188 tonnes were sold for net revenues of US$1.83 million. If the entire production were sold under the same contract terms, the net revenue would have been US$2.26 million.

Evaluation costs relating to mining, milling, and overhead for the bulk sample program during the first quarter of 2011 were US$567,045 or US$7.62 per ounce silver equivalent. Included in these amounts are costs for the raises and stopes. Cost per tonne produced were $53.91 and proceeds on 188 tonnes of concentrate sold of US $1.83 million. (The contract price per ounce of silver and gold were US$36.75 and US$1,511.31 respectively)

The net proceeds of the bulk sample program yielded a positive result and demonstrate the viability of the San Gonzalo Project. On the basis of this result, Avino is proceeding with their mine plan to develop the 3rd, 4th and 5th levels and to provide mill feed at the rate of 250 tonne per day on a sustained basis. Once this throughput has been achieved and is on a sustainable basis, the Company will look at improving and optimizing the economics of the San Gonzalo deposit based on the Wardrop findings.

San Gonzalo – Mining and Underground Development

Since the completion of the bulk sample, mining and development of the San Gonzalo zone has continued.  Stope, 2-200 which was not included in the 2008 NI 43-101 resource calculation by Orequest consultants, and stope 2-080 were mined.  Work on stope 2-200 was completed in late November.  The calculated tonnage of this stope was 3723 tonnes with an estimated grade of 300 g/t and 1.2 g/t silver and gold respectively.  Work on stope 2-080 towards the old mine workings slowed in September due to a different mining method being required.  The average grade of this stope is 216g/t silver and 0.9 g/t gold; plans to continue mining this stope have been put on hold due to its proximity to the old workings.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Development mineralized material from both areas is currently being stockpiled on the surface near the coarse ore bin of the crushing plant. The estimated tonnage of this surface stockpile at the end of the year was 8507 tonnes.  This material will be processed once a quantity sufficient to feed and ongoing 250 tonne per day operation is stockpiled.

To obtain sufficient feed for a sustained 250 tonne per day operation, Avino’s mining contractor DMG has been completing the necessary underground work to develop the 3rd, 4th and 5th levels of the mine.  This work has been accelerated through the purchase several new pieces of underground mining equipment by Avino.   By the end of 2011, the ramp to level 3 and the cross cut to the vein had been completed, drifting on the vein at the level 3 elevation was in progress and work on the ramp to level 4 continues.

Milling

In the periods leading up to and following processing of the San Gonzalo bulk sample, we have used our mill to process stock piled material left from our past mining operation on the main Avino Vein.  The mill has been processing the stock piles at approximately 180 tpd with feed grades highly variable depending on the location of the stockpiles.  Typical silver feed grade ranges from 60 to 120 g/t and gold from 0.6 to 1.5 g/t. Copper values are low and ranges from 0.1 to 0.2%. The concentrate produced grades about 2 kg/t silver and 30 g/t gold.  Over the course of 2011, approximately 550 tonnes of this concentrate was sold to a trading firm in Mexico. An additional 300 tonnes was sold and trucked to Manzanillo in January.

Exploration

Following a complete overhaul of Avino's Longyear 44 drill and a new drill contract for personnel and materials, Avino started its regional exploration drill program on January 27, 2011.  The drill spent the early part of the year at San Gonzalo further outlining the resource before being moved to various zones around the property.  In total 69 holes totaling 9943 metres were drilled principally in the following locations: San Gonzalo (18 holes), La Potosina (9 holes), Guadalupe (23 holes), San Juventino (3 holes), San Lucero (5 holes), Mercedes (1 hole), San Jorge (3 holes), Yolanda (2 holes).  The drill crew ended the year back at San Gonzalo exploring for the feeder system of the San Gonzalo Deposit.  Encouraging results continue to come from San Gonzalo as well as from the Guadalupe zone where mineable grades and widths were encountered.

Aggressive exploration is also scheduled to continue in 2012 with 10 holes planned for the Elena Tolosa area which are intended to confirm internal estimates of the remaining tonnage of the Avino vein and help prepare for a new NI 43-101 resource estimate later in the year.  Drilling at San Gonzalo will also continue but will shift from surface to underground drilling with 10 holes planned using the company’s recently purchased underground drill.  Extensive drilling will also be undertaken on the tailings resource to provide material for metallurgical test work as well as to upgrade oz’s from the inferred to the measured and indicated categories; 1985 meters of drilling through 95 holes using a sonic drill are planned.  A further 44 holes are also set to be drilled as part of Avino’s ongoing regional drill program in areas including: La Potosina, Aranguez, Gran Luccero, Guadalupe and La Estela.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

NI 43-101 Resource Calculation

An NI 43-101 inferred resource calculation for San Gonzalo, completed by Orequest Consultants in 2008, estimates that the zone contains 4.75 million ounces of silver and 37,300 ounces of gold, calculated as follows:

	Ag	Au	Zn	Pb
Tonnes	g/t	g/t	%	%
444,250	332	2.61	1.5	1.0

These figures were compiled from 2007 surface drilling at San Gonzalo (January to December 2007, 40 holes, 9,204 metres), which produced some significant silver intersections.

New Agreement – Main Avino Mine (ET Zone)

In February 2012, Avino’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. (“Minerales”) whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the “ET zone”.

Pursuant to the Agreement, the Company will have the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years.  In consideration of the grant of these rights, the Company must pay to Minerales the sum of US$250,000, by the issuance of 135,189 common shares of the Company.  The Company will have a period of 24 months (the “Development Period”) for the development of mining facilities.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns (the “NSR Royalty”), at the commencement of commercial production from the property.  In addition, after the Development Period, if the minimum monthly processing rate of the mine facilities is less than 15,000 tonnes, then the Company must pay to Minerales in any event a minimum royalty equal to the applicable NSR Royalty based on processing at a minimum monthly rate of 15,000 tonnes.

Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company’s notice of election to acquire the property.  The purchase would be completed under a separate purchase agreement for the legal transfer of the property.

Avino operated its main mine located 80 KM NE of Durango, Mexico from 1974 to 2001 producing approximately 5 million tons, containing 16 million ounces silver, 96,000 ounces gold and 24 million pounds of copper.  The mine was closed in November 2001 due to low metal prices (Silver US$4.37/oz, Gold US$283/oz, Copper US$0.65/lb) and the closure of a key smelter.

Production from 1976 to 1992 was from the Tolosa open pit.  Subsequent production was mostly from a 4x4 meter ramp access underground operation using sub-level stoping with a sub-vertical increment restricted from 11 to 15m to counter mine dilution arising from an occasional, semi-incompetent hanging-wall.  From 1997 – 2001, the mine operated six days per week, three shifts per day, averaging 1000 tons per day and achieved up to 1300 tpd.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Mineral rights on the concessions, Unification La Platosa, totaling an area of 98.83 hectares which cover 1300 metres along the main Avino deposit were held under an option agreement with a private company (Minerales de Avino SA de SV “Minerales”).  That agreement required Avino to pay a 3.5% royalty to Minerales, which expired on October 31, 2010.  This new agreement replaces the original expired deal.

Tailings Resource

The tailings resource includes both oxide and sulphide tailings, with each requiring separate treatment methods.  The tailings resource was created during Avino’s previous 27 year operating run when recoveries were relatively poor.  Since the closure of the mine in 2001, advances in heap leach technology could potentially enable Avino to unlock the gold and silver that had previously been un-recoverable.

In March 2012, Avino announced the results from an updated Preliminary Economic Assessment (PEA) examining Tailings Retreatment Process Options for the Avino mine tailings.  The PEA was completed by Tetra Tech Wardrop ("Tetra Tech"). The oxide tailings were the focus of the updated Preliminary Economic Assessment.

Mineral Resources

An NI 43-101 resource estimate on the oxide tailings was completed by Bryan Slim, MBA, P.Eng, of MineStart Management Inc. in July, 2005.  This estimate identified an inferred resource of 2 million tonnes of 95 g/t silver and 0.5 g/t gold for the oxide portion of the Avino mine tailings. The oxide tailings were produced between 1974 and 1993 from open pit mining of the main Avino vein. Cyanide heap leach tests during the PEA produced recoveries of: 68% for silver, 82% for gold and 78% for silver, 87% for gold after being re-ground in the mill.

The 2012 PEA is focused on the oxide tailings only, further work is required to analyze the economics of the sulphide tailings resource.

Financial Results of the Technical Report

Tetra Tech’s long-term consensus metal prices (as of January 27, 2012) used in the base case were as follows:

•	gold – US $ 1,271.00/oz

•	silver – US $ 20.59/oz

The pre-tax financial results were as follows:

•	60% internal rate of return (IRR)

•	1.5-year payback

•	US $ 38.2 million net present value (NPV) at 8 % discount rate.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Metal Production:

The life-of-project average tonnages, grades and metal production are indicated in Table .

Table 1      Metal Production from the Avino Mine Tailings

Description	Value
Total Tonnes to Mill	2,091,000
Annual Tonnes to Mill	523,000
Mine Life (Years)	4
Average Grades
Gold (g/t)	0.53
Silver (g/t)	95.5
Total Production
Gold (oz)	27,000
Silver (oz)	4,499,000
Average Annual Production
Gold ( oz)	6,750
Silver ( oz)	1,124,860

Operating Cost Summary

Table 2 gives the overall estimated cost summary for the processing facility and the G&A costs, and is based on 1,370 tons per day (“tpd”) with an availability of 92% and 365 operating days per year.  The annual operating cost for the process facilities is estimated to be US$6.3 million or US$12.74/t of tailings treated at the processing rate of 1,370 tpd.  An incremental increase in G&A operating cost is estimated to be US$750,000, or US$1.5/t of tailings treated.

Table 2      Operating Cost Summary

Description	Personnel	Annual Cost (US$)	Unit Cost (US$/t Treated)
Maintenance Labour	7	175,104	0.35
Operations Labour	35	545,832	1.09
Laboratory	7	139,536	0.279
Sub-total	49	860,472	1.72
Operating Supplies	-	4,582,421	9.16
Maintenance Supplies	-	450,000	0.9
Power Supply	-	479,947	0.96
Sub-total	-	5,512,368	11.02
Total Process Operating Costs	49	6,372,840	12.74
G&A Staff	11	262,656	0.53
G&A Expenses	-	490,000	0.98
Total G&A Costs	11	752,656	1.51

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Initial Capital Cost Estimate Summary

The capital cost for the Avino Mines Tailings Retreatment-Heap Leach Project has been assessed at US$29.1 million. The capital costs are summarized in Table 3.

Table 3      Capital Cost Estimate – Summary

Item/Description	Total Cost (US$)
Mining, Agglomeration, and Pad Loading	3,293,320
Process Facilities	3,905,528
Reagents/Auxiliary Services	501,750
Buildings	932,763
Leach Pad and Infrastructure	7,414,974
Power Supply and Distribution	1,457,296
Total Direct Costs	17,505,632
EPCM, QA and Vendor Representatives	2,658,728
Freight and Construction Indirects	3,146,235
Contingency	5,828,000
Total Indirect Costs	11,632,964
Total Project Capital Cost Estimate	29,138,596

Summary of Financial Results

Tetra Tech evaluated the base case using consensus gold and silver prices of US$1,271.00/oz and US$20.59/oz, respectively. The pre-tax financial model was established on a 100% equity basis, excluding debt financing and loan interest charges.  The financial results for the base case and for an alternative case based on spot metal prices as of February 23, 2012 are presented in Table 4.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Table 4      Summary of Pre-Tax Financial Results

Description	Base case	Spot prices case
Gold Price (US$/oz)	1,271.00	1,770.00
Silver Price (US$/oz)	20.59	34.00
Total Payable Metal Value (‘000 US$)	121,971	192,624
Refining (‘000 US$)	4,488	4,488
Total NIV (‘000 US$)	117,483	188,136
Transportation, Insurance (‘000 US$)	176	282
At-mine Revenue (‘000 US$)	117,306	187,854
Royalties (‘000 US$)	0	0
Operating Costs (‘000 US$)	32,156	32,156
Operating Cash Flow (‘000 US$)	85,150	155,698
Capital Expenditure, Including Reclamation and Salvage (‘000 US$)	28,765	28,765
Net Cash Flow (‘000 US$)	56,386	126,933
DCF NPV (‘000 US$) at:
0.00%	56,386	126,933
5.00%	44,181	103,742
8.00%	38,199	92,288
10.00%	34,669	85,493
Payback (years)	1.5	0.8
IRR	60%	125%

Recommendations

It is recommended that the following tasks could be executed for making a production decision for the Avino Tailings Retreatment Project:

•	Drill the tailings resource to increase confidence and move to reserve category.

•	Run assay and metallurgical test works to confirm the deposit and the recoveries for silver and gold.

•	Prepare an economic analysis for the treatment of both oxide and sulphide tailings material.

Note on Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. This assessment is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable to them to be categorized as mineral reserves. At this time there is no certainty that the preliminary assessment and economics will be realized. The Technical Report was prepared by Hassan Ghaffari, P.Eng, a qualified person (QP) under National Instrument 43-101.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Eagle Property, Yukon Territory

The Eagle property, held 100% by Avino is located on the south slopes the prolific Galena Hill in the Keno City silver mining camp in north-central Yukon, 350 km north of Whitehorse.

From May 15 to September 17, 2009, six diamond drill holes on the Eagle property totaling 1,897.1m were completed. The work program was successful in identifying strong silver-gold-indium enriched zinc and lead mineralization hosted in the Eagle vein fault, a known and proven host of significant intercepts of Pb-Zn-Ag mineralization, including a reported 7,624.9 g/t Ag, 1.2% Pb and 1.5% Zn over 0.15metres (hole E64-23). The 2009 work has also established that indium, used in plasma screens, is present in significant concentrations of up to 285.4 g/t indium (In) over 1.8m (Hole D09EE-11) in the sphalerite enriched Eagle vein.

In 2010 Avino commissioned Jean Pautler, a qualified person to review all historic data from previous work done on the property and make a recommendation for future work program. Pautler’s recommendations are based on a property visit on June 28, 2008, previous experience in the Keno silver mining camp, a review of the historical data and a review of the 2009 work program carried out by Mega Precious Metals while the property was under option from Avino.

The assessment produced the following recommendation:  Ore shoots need to be delineated within the Eagle Vein. The best intercept to date is the 7625 g/t Ag, 1.2% Pb over a 1.2m interval from DDH 64-23 which was drilled in 1964. The best silver intersections in drilling occur within 125m of this intercept.   It is recommended to attempt to duplicate this hole and to drill systematic step outs from this intersection. In addition it was recommended to drill the exposed vein in trenching on the Alexandra, which may represent the strike extension of the Eagle Vein.  The Eagle Vein should be targeted at depth here in an attempt to intersect the vein within the favourable quartzite host. The depth extent of the Eagle Vein intersection in D09EE-10 should be targeted for the same reason.

Additional sampling of the 2009 drill core was also recommended due to incomplete sampling into the footwall.

In January 2012, Avino entered into an option agreement with Avaron Mining Corp. (“Avaron”), whereby Avaron can earn the exclusive right and option to acquire a 100% title and interest in the Eagle Property.

To earn a 75% interest in the Eagle Property, Avaron must:

•	Incur Exploration Costs totaling $7.1 million over five years.
•	Make total cash payments of $375,000 over five years to Avino.
•	Issue a total 800,000 common shares of Avaron over five years to Avino.

After earning a 75% interest, Avaron may either elect to form a Joint Venture with Avino, or has the following two options to earn the remaining 25% interest:

Option #1

Avaron may elect within the next six months to place the property into production and commence commercial production within 3 years, subject to a 2.5% Net Smelter Return and a minimum $200,000 annual advance royalty payments payable for 5 years or until production begins.

Option #2

If Avaron does not elect to place the property into production, Avaron must pay $100,000 annual advance royalty payments and 250,000 common shares to Avino on or before each of the sixth and seventh anniversaries of the Execution Date and at its sole expense, complete drilling of an additional 10,000 metres in depth on the Property or incur an additional $2,000,000 in exploration costs in lieu of such drilling on or before the seventh anniversary of the Execution Date.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Outlook

Avino is uniquely situated among the many emerging producers in Mexico. Through its majority ownership in the Avino Mine, recovery plant and surrounding property holdings all may provide its shareholders to profit from the strong metal markets that the Company believes lay ahead. Avino remains committed to returning to profitable mining operations and are very excited about the opportunity to build this company into a significant producer of precious and base metals. Avino adheres to the highest standards of environmental responsibility, to supporting the local community with the highest standards of business practices and to the long-term success of its shareholders.

With prices for silver and gold remaining at historically high levels, the Company is working aggressively to capitalize on this trend by bringing the Avino property back into operation as quickly as possible. The company completed a 10,000 tonne bulk sample test in April 2011, and is confident about the prospect of bringing the San Gonzalo Zone into production full time. Avino is also undertaking a significant drill program to increase resources at San Gonzalo and explore new targets in other areas of the property.

Management remains focused on the following key objectives:

1.	Commence full commercial production at San Gonzalo

2.	Continue developing the San Gonzalo resource

3.	Assess plans for reopening the original Avino Mine and processing tailings resource

4.	Expanding resources, reserves

5.	Identify and explore new targets on Avino’s large property

Selected Annual Information

The following financial data is derived from the Company’s financial statements for the two most recently completed financial years:

	December 31, 2011	December 31, 2010	December 31, 2009(1)
Total revenues	$-	$-	$-
Loss before other Items	(4,042,647)	(1,110,643)	(669,178)
Loss for the year	(4,184,351)	(790,840)	(987,759)
Loss per share	(0.16)	(0.04)	(0.05)
Total assets	26,136,355	26,578,517	19,206,278
Total liabilities	3,202,096	2,662,727	2,241,179
Working capital	5,723,398	8,794,406	2,420,918

(1)  The Companys annual financial results as at and for the years ended December 31, 2011 and 2010 have been prepared in accordance with IFRS. As the Companys IFRS transition date was January 1, 2010, the summarized annual financial results as at and for the year ended December 31, 2009, have not been restated and have been prepared in accordance with Canadian GAAP.

In 2011, the Company sold copper concentrate produced while tuning the mill for proceeds of $3,114,552.

With the acquisition of control of Cia Minera in July 2006 the liabilities in Cia Minera became consolidated with the Company and are no longer reported as a separate obligation. The acquisition of control of Cia Minera also resulted in a different liability at that time, and that was a future income tax liability which is currently $2,105,356. The future income tax liability and the future income tax expense are due to the difference in carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment, which were acquired in the purchase of Cia Minera.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Review of Financial Results

Three months ended December 31, 2011 compared with the three months ended December 31, 2010.

Operating and administrative expenses

Operating and administrative expenses were $362,715 for the three months ended December 31, 2011 as compared with of $445,575 for the three months ended December 31, 2010, a decrease of $82,860. The decrease is explained by a decrease in depreciation expense of $141,368 due to a reclassification to mineral properties and exploration costs. There was a decrease in office and miscellaneous costs of $40,014 due to a reclassification of licenses and permitting fees to mineral properties and exploration costs. Share-based payments to employees, directors, and consultants decreased by $10,979 as fewer options vested during the quarter.  Increases for Investor relation expenses increased by $49,785 due to attending more trade shows and promotional events. The Company also experienced an increase of $30,967 in travel costs relating to travel to the Mexican subsidiaries and an increase of $37,245 for professional fees relating to the NYSE-Amex listing.

Loss for the period

The loss for the three months ended December 31, 2011 was $651,720 compared with a loss of $59,399 for the three months ended December 31, 2010, an increase of $592,321. The differences include a decrease in interest and other income due to lower incidental sales at the Company’s subsidiary. During the period the Company recognized a decrease of $120,717 in unrealized gains on investments in related companies due to a decline in fair market values. The increase in other expenses was offset by an increase in foreign exchange gains due to fluctuations in foreign exchange rates.

Year ended December 31, 2011 compared with the year ended December 31, 2010.

Operating and administrative expenses

Operating and administrative expenses were $4,042,647 for the year ended December 31, 2011 as compared with of $1,110,643 for the year ended December 31, 2010, an increase of $2,932,004. The increase was primarily due to share-based payments to employees, directors, and consultants which increased by $2,187,872 during the year. The increase in share-based payments is due to more options being granted in the current year. Other increases include $105,786 in office and miscellaneous due to an increase in mining activity at the Company’s Mexican subsidiary and higher occupancy costs incurred by the parent company. There were also increases in management fees of $200,260 due to a one-time bonus paid to the CEO, and an increase in investor relation expenses of $195,432 due to the NYSE-Amex listing and increased promotional media.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Loss for the year

The loss for the year ended December 31, 2011 was $4,184,351 compared with a loss of $790,840 for the year ended December 31, 2010, an increase of $3,393,511. The significant differences include an increase in general and administrative expenses of $2,932,004 as discussed above. This was offset by an increase in interest income of $64,651 and an increase in gain on foreign exchange of $48,453 due to fluctuations in the Mexican Peso and US Dollar. The Company incurred an unrealized loss on investments in related companies of $212,966 compared to an unrealized gain of $313,323 in the prior year which resulted in an increase in unrealized loss of $526,289.

Summary of Quarterly Results

Period ended	2011 Dec 31 Q4	2011 Sept 30 Q3	2011 Jun 30 Q2	2011 Mar 31 Q1	2010 Dec 31 Q4	2010 Sept 30 Q3	2010 Jun 30 Q2	2010 Mar 31 Q1
Loss for the period	$ (651,720)	$ (1,231,240)	$ (334,400)	$ (1,966,991)	$ (53,399)	$ (432,672)	$ (83,014)	$ (215,755)
Loss per share	(0.03)	(0.05)	(0.01)	(0.07)	(0.00)	(0.02)	(0.01)	(0.01)
Total assets	26,136,355	25,823,810	26,225,357	26,554,565	26,578,517	18,663,167	18,772,925	18,750,106

Quarterly results often fluctuate with changes in non-cash items such as share-based payments, future income tax and foreign exchange variances. The higher cost in the first and third quarters of the current year relate to share-based payments associated with the granting of stock options. In the fourth quarter of 2010, the Company recorded a future income expense. In the second quarter of 2010, the Company recorded a foreign exchange gain which resulted in a lower loss for the period.

Liquidity and Capital Resources

During the year ended December 31, 2011, the Company incurred expenditures relating to its Mexican properties by $3,831,493 which was offset by the sale of concentrate of $3,114,552. The Company had had non-cash additions to Mexican properties of $232,821, $292,000, and $137,749 relating to deferred depreciation on property, plant, and equipment, future reclamation costs, and movements in foreign exchange respectively. The net increase to mineral properties at the Company’s Mexican properties was $1,371,511. The Company also acquired property, plant and equipment of $1,307,431 net of depreciation of $235,566 and foreign exchange movements of $53,544. At this time the Company has no operating revenues but earned interest and other income of $89,356 during the year ended December 31, 2011. As the Company’s cash and cash equivalents will continue to be drawn down by operations therefore interest income is expected to decrease in future periods.

At December 31, 2011, the Company had working capital of $5,723,398 and cash equivalents of $5,282,464. The Company is continuing its exploration drilling program and mine development in Mexico. The Company has no immediate plans for the British Columbia properties at this time.

The Company continues in the exploration stage until such time that the Avino Mine is re-opened. The investment in and expenditures for the mineral properties comprise most of the Company’s assets along with a lesser asset amount in regards to the Avino Mine facilities and equipment. The recoverability of amounts shown for its mineral property interest and related deferred costs is dependent upon the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital extensive, and in order to re-commence operations at the Avino Mine, the Company may be obliged to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the year ended December 31, 2011 and 2010 are as follows:

	December 31, 2011	December 31, 2010
Salaries and benefits	$362,173	$149,542
Stock‐based compensation	2,009,400	186,200
	$2,371,573	$335,742

The Company has a cost sharing agreement to reimburse Oniva International Services Corp. (“Oniva”); the transactions with Oniva during the period are summarized below:

	December 31, 2011	December 31, 2010
Salaries and benefits	$151,941	$108,086
Office and miscellaneous	240,810	60,441
	$392,751	$168,527

The amounts due to related parties consist of $179,338 (December 31, 2010 - $153,289) due to Oniva; $19,625 (December 31, 2010 - $10,500) due to Directors for Directors fees; $4,800 (December 31, 2010 - $789) due to a Consultant for geological services; and $Nil (December 31, 2010 - $4,687) due to a private company controlled by a Director for an expense reimbursement.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured and with no stated terms of repayment.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Instruments and Risks

Market Risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate risk as the Company has no interest bearing debt.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency with respect to the following assets and liabilities, as a portion of these amounts are denominated in Mexican Pesos and US dollars as follows:

	December 31, 2011		December 31, 2010
	MXN	USD	MXN	USD
Cash and cash equivalents	$935,096	$496,186	$1,303,039	$169,932
Sales taxes recoverable	2,789,015	-	2,683,020	-
Amounts receivable	-	862,287	-	117,940
Accounts payable and accrued liabilities	(6,214,511)	-	(4,638,874)	-
Amounts due to related parties	-	-	-	-
Net exposure	(2,490,400)	1,358,473	(652,815)	287,872
Canadian dollar equivalent	$(183,877)	$1,381,567	$(52,617)	$287,872

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Market Risk (continued)

Foreign Currency Risk (continued)

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2011, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates will impact the Company’s earnings by approximately $119,769 (2010 -$23,525).

The Company has not entered into any foreign currency contracts to mitigate this risk.

Other Price Risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment in related parties as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions. However, as at December 31, 2011 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance

Concentration of credit risk exists with respect to the Company’s cash as the majority of the amounts are held with a single Canadian financial institution.

Transition to International Financial Reporting Standards

IFRS represents standards and interpretations approved by the IASB, and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). Effective January 1, 2011, the Company prepares its financial statements in accordance with IFRS. The comparative financial information of 2010 in the MD&A has also been restated to conform with IFRS. This MD&A should be read in conjunction with Note 20 “First Time Adoption of IFRS” of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Outstanding Share Data

The Company has an unlimited number of common shares without par value as authorized share capital of which 26,910,227 were outstanding as at December 31, 2011 and 27,071,416 as at April 30, 2012.

The following are details of outstanding share options as at December 31, 2011 and April 30, 2012:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Dec 31/11)	Number of Shares Remaining Subject to Options (Apr 30/12)
February 27, 2013	$1.65	10,000	10,000
February 27, 2013	$0.75	295,000	295,000
September 22, 2014	$0.75	60,000	45,000
January 14, 2015	$0.81	60,000	60,000
September 10, 2015	$1.05	337,000	326,000
December 9, 2013	$2.00	20,000	20,000
January 18, 2016	$2.30	1,010,000	1,010,000
September 30, 2016	$2.00	830,000	830,000
January 16, 2013	$2.00	-	30,000
Total:		2,622,000	2,626,000

The following are details of outstanding warrants as at December 31, 2011 and April 30, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31/11)	Number of Underlying Shares (Apr 30/12)
November 10, 2013	$1.52	2,400,000	2,400,000
December 22, 2013	$2.50	2,700,000	2,700,000
Total:		5,100,000	5,100,000

The following are details of outstanding compensation warrants as at December 31, 2011 and April 30, 2012:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Dec 31/11)	Number of Underlying Shares (Apr 30/12)
December 22, 2013	$2.50	111,000	111,000
Total:		111,000	111,000

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Commitments

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. Either party may terminate the agreement with one-month notice. Transactions and balances with Oniva, which is a related company, are disclosed in the transactions with related parties section.

The Company and its subsidiary have various lease agreements for their office premises, use of land, drilling and equipment at the mine site.

The Company has commitments in respect of these lease agreements as follows:

	December 31, 2011	December 31, 2010
Not later than one year	$243,301	$659,747
Later than one year and no later than five years	824,910	974,453
Later than 5 years	84,046	97,008
	$1,152,257	1,731,208

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at December 31, 2011 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls Over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  The Company assessed the design of the internal controls over financial reporting as at December 31, 2011 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to do periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2011

Subsequent Events

•	Subsequent to year-end, 26,000 options were exercised for gross proceeds of $22,800.

•
In February 2012, the Company’s wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone". The details have been summarized in “Summary of Significant Events” noted above.

•	In February 2012, the Company’s wholly-owned subsidiary extended its contract with its drill contractor which is valued at US$410,000.

•	On March 5, 2012, the Company announced the appointment of Mr. Malcolm Davidson as Chief Financial Officer of the Company to replace Ms. Lisa Sharp, who resigned as of March 5, 2012.

•	In April 2012, the Company sold 284 tonnes of bulk silver concentrate.

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of April 30, 2012. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

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